September 20, 2019

Christopher J. Baldwin
Chairman and Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, MA 01581

       Re: BJ's Wholesale Club Holdings, Inc.
           Form 10-K for the Year Ended February 2, 2019
           Filed March 25, 2019
           File No. 001-38559

Dear Mr. Baldwin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 2, 2019

Risk Factors
Our amended and restated certificate of incorporation designates the Court of Chancery of the
State of Delaware as the exclusive forum ..., page 29

1. We note your disclosure that the forum selection provision in your amended and restated
      articles of incorporation includes an exclusive forum for certain litigation, including any
      "derivative action." In future filings, please expand your disclosure to state that your bylaws also include an exclusive forum provision and that your provision states that, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware are applicable. In addition, please disclose whether these provisions apply to actions arising under the
      Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities
 Christopher J. Baldwin
BJ's Wholesale Club Holdings, Inc.
September 20, 2019
Page 2
         laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 37

2. We note your adjustment to remove "strategic consulting" expenses, which represent "fees paid to external consultants for strategic initiatives of limited duration." We also note that you adjust for strategic consulting expenses in each of the three years presented and continue to adjust for them in the twenty-six week period ended August 3, 2019. Please explain to us the specific nature of the expenses included in this line item and clarify what is meant by limited duration. Also explain why you do not believe these are normal, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the
         Non-GAAP Compliance & Disclosure Interpretations.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Andrew Blume, Staff
Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameChristopher J. Baldwin                         Sincerely,
Comapany NameBJ's Wholesale Club Holdings, Inc.
                                                                 Division of
Corporation Finance
September 20, 2019 Page 2                                        Office of
Consumer Products
FirstName LastName